

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2009

By U.S. Mail and facsimile: (732) 244-9012

John R. Garbarino
Chairman, President and Chief Executive Officer
OceanFirst Financial Corp.
975 Hooper Avenue
Toms River, New Jersey 08753

      Re: OceanFirst Financial Corp.
               Form 10-K for fiscal year ended December 31, 2008
               Form 10-Q for the period ended June 30, 2009
               File Number 001-11713

Dear Mr. Garbarino:

      We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Eric Envall
               Staff Attorney